Pfizer Inc.
235 East 42nd Street
New York, New York 10017
June 16, 2009
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthall
Re:	Pfizer Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed June 10, 2009 File No. 333-158237
Dear Mr. Rosenthall:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pfizer Inc. (“Pfizer”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4/A (File No. 333-158237) to 4:30pm EDT on Wednesday, June 17, 2009, or as soon as possible thereafter.
     In connection with the foregoing request for acceleration of effectiveness, Pfizer hereby acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Pfizer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Pfizer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Dennis J. Block, Cadwalader, Wickersham & Taft LLP at (212) 504-5555 with any questions you may have concerning this request. In addition, please notify Mr. Block when this request for acceleration has been granted.

Pfizer Inc.
/s/ David Reid
Name:	David Reid
Title:	Assistant Secretary